Exhibit 99.2

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors: Scotiabank reports record quarterly and full-year results

Fiscal 2003 Highlights (year over year)

-	Net income of $2,477 million up 37.8% from $1,797 million (or up 6% from $2,337 million excluding charges for Argentina(1))

-	Earnings per share (diluted) of $4.69, up 42.1% from $3.30, (or up 7.8% from $4.35 excluding charges for Argentina(1))

-	ROE 17.6%, versus 13.0% (16.6% excluding charges for Argentina(1))

-	Productivity ratio of 54.9%, unchanged from last year

-	Two quarterly dividend increases, an increase of 23 cents or 15.9% year over year

Fourth Quarter Highlights (versus Q4 2002)

-	Net income of $660 million, up $77 million or 13.2%

-	Earnings per share (diluted) of $1.26, up from $1.09 or 15.6%

-	ROE 18.6%, versus 16.5%

-	Productivity ratio of 57.7%, versus 57.4%

-	A further quarterly dividend increase of 6 cents announced, taking the dividend per common share to 50 cents payable in January 2004

TORONTO, Dec. 2 /CNW/ - Scotiabank achieved record earnings in 2003, with net income of $2,477 million. Earnings per share (diluted) were $4.69, in comparison to $3.30 in 2002 and ROE was a strong 17.6% versus 13.0% last year. (Excluding charges related to Argentina in 2002(1), last year’s earnings per share were $4.35 and ROE was 16.6%).

Scotiabank also delivered record results in the fourth quarter ended Oct. 31, with net income of $660 million, up 13.2% from the fourth quarter last year. Diluted earnings per share rose to $1.26, from $1.09 a year ago. ROE was 18.6%.

“Record results, once again this year, demonstrate the long-term success of Scotiabank’s core strategies — as all our diversified businesses delivered consistent and superior results,” said Peter Godsoe, Chairman and CEO.

“In particular, a substantial reduction in credit losses has been a driving force in Scotia Capital’s increased performance this year and has helped us to earn through the negative impact of foreign currency translation as a result of the strengthening Canadian dollar.”

“Our continued success is the result of great execution by a team of skilled and dedicated Scotiabankers in each of our businesses, along with our unwavering focus on customer satisfaction, risk management, cost control, diversification and our people.”

“We continue to have the strongest capital ratios of Canada’s major banks, which gives us the flexibility to pursue new growth opportunities. It has also allowed us to declare two dividend increases this year, continuing our long history of consistent dividend growth.”

The Bank met all of its performance targets this year as follows:

1.	TARGET: Earn a return on equity (ROE) of 15% to 18%. In 2003, Scotiabank earned an ROE of 17.6%.

2.	TARGET: Generate growth in earnings per common share of 5% to 10% per year (excluding 2002 Argentina charges(1)). In 2003, our growth in earnings per share was 7.8%.

3.	TARGET: Maintain a productivity ratio of less than 58%. In 2003, Scotiabank’s productivity ratio was 54.9%.

4.	TARGET: Maintain a Tier 1 capital ratio of greater than 8.0%. At 10.8% Scotiabank’s Tier 1 capital ratio was the highest of the major Canadian banks and strong by international standards.

“I would like to take this opportunity to thank all of the Bank’s stakeholders, as this is my last day as Scotiabank’s CEO, and I have been honoured to have had the chance to lead this great organization for the last 11 years,” said Mr. Godsoe. “To our shareholders - thank you for the commitment, trust and confidence you’ve shown and continue to show in Scotiabank. To our customers - thank you for your loyalty and your business - for our customers truly are at the centre of everything we do. And to our employees - thank you for your professionalism, your caring and your great esprit de corps and for being a great team, here in Canada and around the world. Scotiabank truly is a wonderful Bank, with a very bright future.”

1.	Refer to details of 2002 charges related to Argentina discussed in Note 23 of the Bank’s audited consolidated financial statements for the year ended October 31, 2003.

Financial Highlights

As at and for the three months ended

(Unaudited)	October 31 2003	July 31 2003	October 31 2002

Operating results ($ millions)
Net interest income (TEB(2))	1,584	1,630	1,702
Total revenue (TEB(2))	2,591	2,639	2,721
Provision for credit losses	120	200	429
Non-interest expenses	1,494	1,453	1,562
Provision for income taxes (TEB(2))	250	291	75
Net income	660	626	583
Net income available to
common shareholders	650	616	559

Operating performance
Basic earnings per share ($)	1.28	1.22	1.11
Diluted earnings per share ($)	1.26	1.20	1.09
Return on equity (%)	18.6	17.7	16.5
Productivity ratio (%) (TEB(2))	57.7	55.1	57.4
Net interest margin on total
average assets (%) (TEB(2))	2.22	2.28	2.28

Balance sheet information ($ millions)
Cash and securities	83,773	78,886	76,467
Loans and acceptances	178,478	179,577	194,070
Total assets	285,892	282,160	296,380
Deposits	192,672	190,284	195,618
Preferred shares	800	800	1,275
Common shareholders’ equity	13,814	13,933	13,502
Assets under administration	161,974	161,165	144,433
Assets under management	19,964	20,204	21,472

Capital measures (%)
Tier 1 capital ratio	10.8	10.6	9.9
Total capital ratio	13.2	13.1	12.7
Common equity to risk-weighted assets	9.2	9.1	8.6
Tangible common equity to
risk-weighted assets(3)	8.9	8.7	8.3
Risk-weighted assets ($ millions)	154,523	157,191	165,417

Credit quality
Net impaired loans after
general allowance ($ millions)	47	317	620
General allowance for
credit losses ($ millions)	1,475	1,475	1,475
Net impaired loans as a % of
loans and acceptance	0.03	0.18	0.32
Specific provision for credit losses
as a % of average loans and acceptances	0.27	0.43	0.87

Common share information
Share price ($)
High	67.39	64.38	51.23
Low	58.37	55.03	42.02
Close	65.47	60.47	45.88
Shares outstanding (thousands)
Average (Basic)	505,865	505,226	503,961
Average (Diluted)	514,170	513,750	510,932
End of period	505,353	506,127	504,122
Dividends per share ($)	0.44	0.44	0.37
Dividend yield (%)	2.8	2.9	3.2
Dividend payout ratio (%)	34.2	36.1	33.3
Market capitalization ($ millions)	33,085	30,605	23,129
Book value per share ($)	27.34	27.53	26.78
Market value to book value multiple	2.4	2.2	1.7
Price to earnings multiple
(trailing 4 quarters)	13.8	13.2	13.7

Other information
Employees	43,986	43,869	44,633
Branches and offices	1,850	1,844	1,847

For the year ended

(Unaudited)	October 31 2002	October 31 2003

		As Reported	Excluding charges for Argen- tina(1)

Operating results ($ millions)
Net interest income (TEB(2))	6,428	6,943	6,943
Total revenue (TEB(2))	10,443	10,885	10,988
Provision for credit losses	893	2,029	1,575
Non-interest expenses	5,731	5,974	5,737
Provision for income taxes (TEB(2))	1,062	869	1,123
Net income	2,477	1,797	2,337
Net income available to
common shareholders	2,406	1,692	2,232

Operating performance
Basic earnings per share ($)	4.76	3.36	4.43
Diluted earnings per share ($)	4.69	3.30	4.35
Return on equity (%)	17.6	13.0	16.6
Productivity ratio (%) (TEB(2))	54.9	54.9	52.2
Net interest margin on
total average assets (%) (TEB(2))	2.23	2.34	—

Balance sheet information ($ millions)
Cash and securities
Loans and acceptances
Total assets
Deposits
Preferred shares
Common shareholders’ equity
Assets under administration
Assets under management

Capital measures (%)
Tier 1 capital ratio
Total capital ratio
Common equity to risk-weighted assets
Tangible common equity to
risk-weighted assets(3)
Risk-weighted assets ($ millions)

Credit quality
Net impaired loans after
general allowance ($ millions)
General allowance for
credit losses ($ millions)
Net impaired loans as a % of
loans and acceptance
Specific provision for credit losses
as a % of average loans and acceptances	0.48	1.05	0.82

Common share information
Share price ($)
High	67.39	56.19	—
Low	44.55	42.02	—
Close
Shares outstanding (thousands)
Average (Basic)	504,783	504,340	—
Average (Diluted)	512,869	512,752	—
End of period
Dividends per share ($)	1.68	.451	—
Dividend yield (%)	3.0	3.0	—
Dividend payout ratio (%)	35.3	43.2	32.8
Market capitalization ($ millions)
Book value per share ($)
Market value to book value multiple
Price to earnings multiple
(trailing 4 quarters)

Other information
Employees
Branches and offices

Certain comparative amounts have been reclassified to conform with current period presentation.

1)	Scotiabank’s results for 2002 included charges of $540 million (after tax) related to Argentina. These charges are discussed in detail in Note 23 of the Bank’s audited consolidated financial statements for the year ended October 31, 2003. For the presentation of these 2002 results, management believes that analysis of the Bank’s performance is enhanced by the exclusion of these charges because of their aggregate size and unusual nature. This approach identifies underlying earnings and provides for more meaningful comparisons of year-over- year and quarter-over-quarter results. Earnings have been adjusted from those reported under generally accepted accounting principles, and therefore may not be comparable to underlying earnings measures used by other companies.

2)	The adjustment that changes GAAP measures to taxable equivalent basis (TEB) measures is discussed in footnotes 1 and 2 of the Business Line Highlights section set out below.

3)	Represents common shareholders’ equity and non-controlling interest in the common equity of subsidiaries, less goodwill and other intangible assets, as a percentage of risk-weighted assets.

Review of Operating Performance Full-Year Review

This year’s results were materially affected by the negative impact of foreign currency translation, which has arisen because of the strengthening of the Canadian dollar against most of the currencies in the countries where we operate. The effect of this foreign currency translation is noted where appropriate.

Total revenue

Total revenue (on a taxable equivalent basis) was $10,443 million, a reduction of $442 million or 4% this year. Excluding the negative impact of foreign currency translation ($550 million), and the sales of the domestic merchant acquirer business ($175 million) and Scotiabank Quilmes in Argentina ($36 million) last year, revenues rose by 3%, with solid underlying growth in Domestic Banking and in many parts of the Bank’s international operations, most notably in Mexico, Jamaica and other units in the Caribbean. This was partially offset by narrower U.S. dollar funding margins.

Net interest income

Net interest income was $6,428 million (on a taxable equivalent basis), a reduction of $515 million or 7% from 2002. Excluding foreign currency translation and the sale of Scotiabank Quilmes in Argentina last year, there was an underlying decrease of 1%.

Canadian currency interest profit rose by $193 million or 5%, entirely driven by substantial asset growth in Domestic Banking, which was partially offset by a compression in the margin.

Foreign currency interest profit of $2,708 million fell $708 million year- over-year, of which $365 million was from foreign currency translation and $56 million from the sale of Scotiabank Quilmes in Argentina in 2002. The remaining decline arose from narrower U.S. dollar funding margins, and a reduction in U.S. corporate lending volumes. Partially offsetting were volume and margin growth in Jamaica and Mexico.

The Bank’s total interest margin was 2.23%, an 11 basis point decline from 2002.

Other income

Other income was $4,015 million in 2003, an increase of $73 million or 2% from last year. Excluding the impact of foreign currency translation and the sales of the domestic merchant acquirer business and Scotiabank Quilmes in Argentina last year, the year-over-year growth in other income was substantially higher at $413 million or 11%.

Investment banking performed extremely well in 2003, with revenues of $673 million, an increase of 14% from last year, including a record performance in underwriting. Record revenues were also achieved in foreign exchange and precious metals. In addition, there were increases in other trading revenues and transaction-based service fees.

Partly offsetting, net gains on the sale of investment securities fell by $20 million over the prior year, although they remained significant at $159 million. As well, underlying growth in card revenues of 19% year over year was more than offset by foreign currency translation, and the sales of the domestic merchant acquirer business and Scotiabank Quilmes.

Non-interest expenses and productivity

Non-interest expenses were $5,731 million in 2003, a decrease of $243 million or 4% from 2002. Excluding the impact of foreign currency translation, the sales last year of the domestic merchant acquirer business and Scotiabank Quilmes, and expense recoveries in 2002 related to prior year tax credits, operating expenses grew by $329 million or 6% over 2002.

Salaries and staff benefits — which comprise almost 60% of total non-interest expenses — were essentially flat year over year, increasing by $17 million or less than one per cent. Adjusting for the factors noted above, salaries and staff benefits increased $216 million or 7% in 2003. This arose from normal growth in employee salaries, accompanied by higher performance and stock-based compensation because of the Bank’s strong overall performance, as well as the substantial 43% increase in the Bank’s share price in 2003. Pension expenses were also higher year over year.

The largest contributor to the remaining expense increase was higher technology related spending on initiatives to support new products, enhance customer service or achieve efficiencies. Other factors were higher litigation and advertising expenses.

The Bank’s consistent focus on expense control continues to be reflected in its industry-leading productivity ratio of 54.9%, which was unchanged from last year.

Taxes

The Bank’s effective tax rate for the year was 22.2%, a decline from 23.0% in 2002, primarily due to reductions in federal and provincial tax rates, and higher tax-exempt dividend income. These tax savings were partly offset by a lower relative contribution from international subsidiaries with lower effective tax rates, mainly because of the impact of the stronger Canadian dollar.

Non-controlling interest

The deduction for non-controlling interest in the income of subsidiaries was $280 million, an increase of $64 million from last year due mainly to the impact of the issuance of Scotiabank Trust Securities (“Scotia BaTS”) on April 30, 2002 and February 13, 2003, as well as higher earnings in The Bank of Nova Scotia Jamaica Ltd. As these Scotia BaTS represent Tier 1 regulatory capital, the Bank was able to redeem certain preferred shares in 2002 and 2003. Therefore, the increase in costs related to the Scotia BaTS was largely offset by lower preferred share dividends.

Risk management

Credit risk

In 2003, the specific provision for credit losses was $893 million, a significant improvement from $2,029 million last year. Excluding the provision of $454 million in 2002 related to the Bank’s exposure to Argentina and reversals of $64 million in 2003 related to Argentine cross-border loans, the underlying provision for credit losses was $957 million this year, a sharp reduction from the underlying provision of $1,575 million last year.

The biggest contributor to the year-over-year decline in loan losses was Scotia Capital, where total provisions for credit losses were $549 million, down a substantial $698 million from 2002. This reduction was entirely in the U.S. portfolios, because of improvements in U.S. credit conditions and actions taken by the Bank in managing the portfolio.

Domestic Banking provisions were $272 million, a modest improvement from last year, with credit quality remaining strong in both the domestic retail and commercial portfolios. In International Banking, provisions were $73 million, or $137 million excluding the reversals related to Argentina cross-border loans, up from $69 million in 2002. This arose mainly because of lower recoveries in Scotiabank Inverlat in Mexico, and higher provisions in the Caribbean.

Net impaired loans, after deducting the allowance for credit losses (both specific and general) were $47 million at October 31, 2003, a significant decrease from $620 million last year. The largest contributors to the decline were lower levels of net impaired loans in U.S. corporate lending and International Banking. This included a reduction of $114 million resulting from a reclassification of foreclosed assets from impaired loans to other assets in accordance with a new CICA accounting standard.

Looking to 2004, the Bank will continue to conservatively manage its credit portfolios. A continuation of the positive trends, particularly in Scotia Capital’s U.S. portfolio, is dependent on the ongoing economic recovery and strong capital markets. In Canada, there is some uncertainty about the effects on our borrowers of the rapid appreciation in the Canadian dollar and other events. However, given recent trends, we expect credit losses in 2004 to be lower than in 2003.

Market risk

Value at Risk (VAR) is a key measure of market risk in the Bank’s trading activities. The average one-day VAR for 2003 remained fairly modest at $9.0 million versus $8.7 million in 2002. For the fourth quarter, the average one-day VAR was $8.8 million compared to $9.0 million for the third quarter. Trading revenue was positive on more than 83% of the days in the fourth quarter, and no single loss day exceeded the one-day VAR.

Liquidity risk

The objective of the liquidity management process is to ensure that the Bank is in a position to honour all of its financial commitments in a timely and cost effective manner as they come due. Liquidity risk is controlled by policies and limits with respect to cash flow gaps over specified time periods and minimum holdings of core liquid assets. Liquid assets were $75 billion (26% of total assets) at October 31, 2003, compared to $67 billion (23% of total assets) at October 31, 2002 and $70 billion (25% of total assets) at the end of the third quarter.

The Bank pledges assets to support certain activities; the majority of the assets pledged relate to securities repurchase and borrowing activities. Total assets pledged were $44 billion at October 31, 2003, compared to $44 billion at October 31, 2002 and $43 billion at the end of the third quarter.

Balance sheet

Total assets were $286 billion as at October 31, 2003, or $10 billion lower than last year. Excluding foreign currency translation, the underlying growth was $11 billion. This was driven by volume growth in Domestic Banking and many of the Bank’s international business units. Partly offsetting were lower securities purchased under resale agreements, and the effects of a planned reduction in corporate lending in the U.S.

Personal and commercial lending growth was robust, both in Canada and internationally. Canadian residential mortgages increased by a substantial $5.2 billion over the year, other Canadian personal loans grew by $3.2 billion, primarily in revolving credit products, and Canadian commercial lending grew by $1 billion. Excluding the impact of foreign currency translation, international lending growth was also strong, with significant gains in Scotiabank Inverlat, where personal loans and credit cards doubled over the course of the year, and in the Caribbean. The other major contributor to asset growth was an increase in securities in our trading businesses.

Liabilities declined by $10 billion, entirely from the $21 billion negative impact of foreign currency translation. Canadian deposit growth was strong, driven by the continued popularity of the Money Master account, which grew by $3 billion year over year. As a result, our core personal deposit account market share rose by approximately 69 basis points this year. Canadian non-personal deposits also grew to fund asset growth, including an increase of $2.4 billion in current account balances over the year.

The surplus of market value over book value of the Bank’s investment securities was $703 million at October 31, 2003, a significant improvement over the deficit of $25 million at the same time last year. Contributing to this turnaround, were higher values in all the Bank’s major investment securities portfolios namely, common equities, fixed income securities and emerging market bonds, resulting from stronger markets and good management of the portfolio.

Capital management

The Bank continued to be very well capitalized, with a tangible common equity ratio (which represents common equity less goodwill and intangibles as a percentage of risk-weighted assets) of 8.9%, the strongest of the major Canadian banks, and up from 8.3% last year.

The Bank’s Tier 1 ratio was 10.8% at October 31, 2003, up substantially from 9.9% last year, and 20 basis points above last quarter. Tier 1 capital rose $280 million from last year, with an increase in internally generated capital of $1,576 million, partially offset by net foreign currency translation losses of $1,176 million. This translation loss did not materially affect the Bank’s capital ratios, since it was accompanied by a reduction in risk weighted assets also from foreign currency translation.

During the year, Scotiabank Trust Securities of $750 million were issued and preferred shares of $475 million were redeemed. In addition, approximately $1 billion of subordinated debentures matured and were not refinanced.

Disclosure and corporate governance

Sound and effective corporate governance is a priority for Scotiabank, indeed it is considered essential to the Bank’s long-term success. Scotiabank’s corporate governance policies are designed to ensure the independence of the Board and its ability to effectively supervise management’s operation of the Bank. Board independence ensures that the Bank is managed for the long-term benefit of its major stakeholders.

The Bank has introduced several changes to its corporate governance policies during the year. These include:

-	Separating the positions of Board chair and chief executive officer, effective today. The Board has also announced its intention to appoint a non-executive chairman when Mr. Godsoe retires following the Bank’s annual meeting of shareholders on March 2, 2004.

-	The Bank has disclosed the names of directors who are considered related under the TSX guidelines, and those considered affiliated.

-	The Bank will no longer be granting options to directors.

In an effort to further enhance transparency, the corporate governance section of Scotiabank’s website, www.scotiabank.com, has been enhanced to provide additional information about the Board, including expanded profiles of the Bank’s directors and executives, and copies of the charter and structure of each Board committee.

Fourth Quarter Review

Total revenue

Total revenue (on a taxable equivalent basis) was $2,591 million in the fourth quarter, $130 million lower than the same quarter last year and $48 million below the third quarter. The year-over-year decline was entirely due to foreign currency translation and the sale of the domestic merchant acquirer business last year. Excluding these, underlying revenues grew in Domestic Banking, investment banking and in most of the Bank’s international operations.

Net interest income

Net interest income was $1,584 million (on a taxable equivalent basis) in the fourth quarter, 7% below the same quarter last year, and a reduction of $46 million from the previous quarter. Excluding the impact of foreign currency translation, net interest income rose $15 million compared to the same quarter last year, but fell $29 million from the third quarter.

Canadian currency interest profit was $14 million higher than the same quarter last year. However it fell $39 million quarter over quarter to $935 million, as average asset growth of 2% was more than offset by a narrower margin.

Foreign currency interest profit of $649 million was $132 million below the previous year, because of foreign currency translation, lower volumes in U.S. corporate banking and narrower U.S. dollar funding margins. Foreign currency translation was also entirely responsible for the modest $7 million decline in foreign currency interest profit from last quarter.

The Bank’s total interest margin was 2.22% in the fourth quarter, a six basis point decline, both year over year and quarter over quarter.

Other income

Other income was $1,007 million in the fourth quarter, a decline of $12 million from the same quarter last year. This arose entirely from the impact of foreign currency translation, and the sales of the domestic merchant acquirer business and Scotiabank Quilmes in Argentina last year. Excluding these items, other income rose by $158 million or 18%, primarily from a substantial increase in gains on investment securities, and stronger investment banking and trading revenues. As well, retail brokerage revenues rose by 18%, following an increase in customer activity.

Other income declined slightly when compared to the third quarter of 2003, because of lower credit fees and a decrease in investment banking revenues after a record third quarter in underwriting.

Credit risk

The specific provision for credit losses was $120 million this quarter, a substantial improvement from $200 million in the third quarter and $429 million in the fourth quarter of last year. Excluding reversals related to Argentine cross-border loans due to reclassifications and paydowns, the provision for credit losses was $133 million this quarter and $224 million last quarter. This improvement was largely in Scotia Capital, where only $22 million in loan losses were incurred this quarter, as previously established provisions were reversed during the quarter due to higher realizations through loan sales and loans returning to performing status.

Credit quality in the quarter remained stable in the Domestic and International Banking portfolios. Net impaired loans, after deducting the allowance for credit losses (both specific and general), improved from $317 million in the third quarter to $47 million this quarter. This resulted from a decline in Scotia Capital, following lower net formations. As well, the level of net impaired loans fell in International Banking following the transfer of $105 million to other assets as a result of the implementation of new CICA rules which require foreclosed assets to be reflected in other assets in the consolidated balance sheet.

Non-interest expenses and productivity

Non-interest expenses were $1,494 million for the quarter, a decrease of $68 million or 4% from the same quarter last year. However, excluding the impact of foreign currency translation, the sales of the domestic merchant acquirer business and Scotiabank Quilmes last year, and expense recoveries in 2002 for prior years’ tax credits, underlying expenses rose 15%. This growth was largely due to higher stock and performance-based compensation, technology initiatives, litigation expenses and mortgage acquisition fees.

Non-interest expenses increased $41 million or 3% from last quarter. Much of this increase was due to the timing of spending on a number of large projects, such as upgrades to the domestic and international branch networks, as well as higher litigation costs. These were partly offset by a decline in salaries and staff benefits, primarily because of annual adjustments to performance-based compensation.

Non-controlling interest

The deduction for non-controlling interest in the income of subsidiaries was $67 million in the fourth quarter, down slightly from $72 million in the same quarter last year, and from $69 million last quarter. The decrease from last year was due to the purchase of an additional 36% of Grupo Financiero Scotiabank Inverlat on April 30, 2003, which was largely mitigated by the impact of the issuance of Scotia BaTS on February 13, 2003, as well as higher earnings in The Bank of Nova Scotia Jamaica Ltd.

Dividend

The Board of Directors, at its meeting on December 2, 2003, approved a quarterly dividend of 50 cents per common share, an increase of 6 cents, payable on January 28, 2004 to shareholders of record as of January 6, 2004. This continues the Bank’s long record of dividend increases. With this increase, the quarterly dividend per common share will rise by 25% year over year, and furthermore, has more than doubled over the past four years.

Outlook

Globally, we expect the economy to gain momentum through 2004. The Canadian economy, in particular should benefit from more positive conditions in the United States. Latin America and Asia, are also expected to improve, however ongoing geopolitical uncertainties may continue to affect rates of growth.

Scotiabank is well equipped to continue its record of success, maintain a position of strength and take advantage of new opportunities. The fundamentals are strong and an unwavering focus on executing our strategies will continue to increase earnings and build value for all our major stakeholders.

Based on our outlook, the Bank has established the following targets for 2004:

-	Earnings per share growth - 10% to 15%

-	ROE - 16% to 19%

-	Productivity ratio - below 58%

-	Maintain strong capital ratios and credit ratings

Business Line Highlights

Domestic Banking

Full Year

Domestic Banking, which includes Wealth Management, reported net income of $1,094 million in 2003, $48 million or 4% lower than last year. Excluding the sale of the merchant acquirer business last year, earnings rose by a solid $44 million or 4%. Domestic Banking accounted for 44% of the Bank’s total net income, with an excellent return on equity of 31%.

Retail assets grew a substantial 10% this year, particularly in residential mortgages and personal revolving credit, resulting in solid market share gains. This was accompanied by growth of 6% in small business and commercial lending. Core retail deposits recorded a double-digit increase, reflecting the success of the Money Master account, which resulted in a significant market share gain over last year.

Net interest income rose modestly as the considerable volume growth was partly offset by a narrower margin due to lower interest rates and the changing mix of deposit products.

Other income for the year was $1,528 million, a decline of 4% over last year. However, excluding the impact of the sale of the merchant acquirer business last year, revenues rose 7%, with a solid increase in retail brokerage following a pickup in customer activity, and higher electronic banking and transaction-based fees.

Non-interest expenses were $3,076 million in 2003, an increase of $123 million or 4% from last year. Excluding the impact of the sale of the merchant acquirer business last year, expense growth was $177 million or 6%. This was largely from the normal growth in employee salaries as well as from higher stock and performance-based compensation. Expenses also rose for technology initiatives undertaken to enhance customer service, introduce new products or achieve efficiencies. In addition there were higher litigation expenses. The remaining categories of non-interest expenses increased in line with inflation and business growth.

The provision for credit losses was $272 million in 2003, an improvement of $10 million from last year. Credit quality remained excellent in the retail portfolio, and among the best in the industry, with a loan loss ratio of 26 basis points of retail assets. Provisions for credit losses in the commercial portfolio were also very good with an improvement over last year.

“The cornerstone of the Bank’s overall success continues to be the Canadian retail and commercial operations, including our Wealth Management group,” said Mr. Godsoe. “Our competitive lineup of products and top-rated service, resulted in record volume growth and solid gains in market share.”

Fourth Quarter

Domestic Banking net income for the quarter was $264 million, down $83 million from the fourth quarter last year almost entirely because of the $80 million after-tax gain on the sale of the merchant acquirer business last year.

Net interest income increased $19 million year over year, driven by substantial growth in retail assets and core deposits, as well as higher business lending. This favourable performance was largely offset by a lower margin.

Other income as reported fell $43 million or 10% from last year. However, excluding the impact of the sale of the merchant acquirer business last year, other income rose a significant 22% year-over-year, with a 26% increase in retail brokerage and related revenues. There were also smaller increases in several other categories, including electronic banking and transaction-based fees.

Non-interest expenses grew $133 million from the fourth quarter of last year as a result of normal growth in employee salaries and higher performance and stock-based compensation, investment in various technology initiatives and higher litigation and mortgage acquisition expenses.

Provisions for credit losses fell $23 million over the last year, mainly in commercial lending.

“During the year, we maintained our reputation as the best bank for customer service - not only in Canada, but in many of the international markets where we operate. We believe this is a key point of differentiation for us versus other financial services companies,” said Mr. Godsoe. “This quarter, Scotiabank has once again achieved the highest rating for overall customer service excellence among Canada’s major five banks. These results, from an independent national survey by Synovate, build on Scotiabank’s No. 1 rankings in each of the last three years.”

Other Domestic Banking highlights:

-	More than 400,000 personal and small business customers have opened a Money Master high interest savings account, which was launched in October 2001. In the last two years, Scotiabank led all major banks in chequing and savings deposit market share gains. We are now offering this market-leading product to customers for use within their RSPs or RIFs.

-	Record mortgage growth has continued, fuelled by very strong housing market activity, and a favourable interest-rate environment. For the three consecutive months ended September 30, Scotiabank led all major banks in mortgage market share gains, thanks to industry leadership in customer service and innovative, tailored homeownership solutions.

-	Scotiabank was awarded a top international award for results-driven, direct mail excellence from the U.S. Direct Marketing Association for our “Relationship Builder” direct mail program. We received the Gold ECHO award from among 146 international entries in the financial services category.

-	Scotiabank successfully launched the Scotia Ultimate GIC. It permits customers to take advantage of higher long-term rates at the time of purchase, and it allows customers to reinvest or withdraw a portion of the GIC at each anniversary date.

-	We recently renewed our preferred business banking package for members of the Canadian Federation of Independent Business, the leading advocacy group for small and medium-sized enterprises with over 100,000 members. We currently have 13 partnerships with industry and professional associations.

-	ScotiaMcLeod had the highest growth rate for fee-based assets among the major brokerages for the second consecutive year. As well, the Partnership Plus and i:Partner programs ranked first in rate of overall asset growth among the major brokerages for the second consecutive year, with a combined growth rate of 36% versus 11% for the industry overall.

Scotia Capital

Full Year

Net income in Scotia Capital was $721 million in 2003, a substantial increase of $341 million from last year, primarily because of a significant improvement in credit losses in U.S. corporate lending. As well, record earnings were achieved in several areas, including derivatives, foreign exchange and underwriting. However, significantly reduced U.S. dollar funding margins, following the maturity of favourable funding positions late last year and the positioning for rising U.S. interest rates which did not occur, negatively impacted the overall results.

Total revenues declined 12% year over year to $2,538 million in 2003, entirely in net interest income, because of foreign currency translation, as well as the decline in U.S. dollar funding margins. In addition, there were lower asset levels in the U.S. as a result of the restructuring and exiting of some portions of the loan portfolio.

Other income continued to grow, up 3% over last year to $1,289 million, notwithstanding the effect of foreign currency translation, buoyed by solid trading and fee income. This was in line with Scotia Capital’s strategy to reduce its reliance on capital-intensive lending activities and improve overall returns in the U.S.

The provisions for credit losses dropped sharply to $549 million in 2003 from $1,247 million last year, entirely in the U.S. However, loan losses rose in Europe and in Canada following a deterioration in a small number of accounts. Management of credit risk continues to be a top priority for Scotia Capital.

Total non-interest expenses were $986 million this year, a decrease of 4% from 2002 primarily because of lower performance-based compensation.

“Strong results in derivatives, foreign exchange and our role as lead underwriter were other important factors in Scotia Capital’s improved performance this year, along with a disciplined approach to increase profitability in the U.S.,” said Mr. Godsoe.

Fourth Quarter

Scotia Capital reported earnings of $221 million this quarter, a significant $163 million increase from the fourth quarter of 2002, and up 15% from last quarter. Substantial reductions in credit losses in the U.S. and Europe were the major reason behind the year-over-year and quarterly improvement in earnings. Investment banking also performed well in the fourth quarter.

Total revenues of $574 million this quarter were $129 million or 18% lower than last year. This was primarily because of foreign currency translation, a decrease in corporate lending assets, and a decline in U.S. dollar funding margins from the exceptionally high levels achieved last year.

The provision for credit losses was only $22 million in the quarter, well below the level of last year and last quarter. Loan losses improved in both the U.S. and Europe as previously established provisions were reversed during the quarter due to higher realizations through loan sales and loans returning to performing status, accompanied by a lower level of new provisions in the fourth quarter.

Non-interest expenses of $245 million in the fourth quarter were down slightly year over year, and $17 million or 6% less than last quarter, due primarily to the annual adjustments to performance-based compensation.

“An important focus for 2004 will be to develop deeper relationships with our clients, providing a broader range of products and services. We will also maintain our focus on continuing to improve our credit quality by using a number of tools and processes, including loan portfolio management,” said Mr. Godsoe.

Other Scotia Capital highlights:

-	Scotia Capital is now the No. 2 ranked domestic dealer for mergers & acquisitions advisory services in Canada, according to Bloomberg, at October 31, 2003. Our recent advisory successes include acting as the exclusive financial advisor to Fortis Inc. for its $1.36 billion acquisition of Acquila Inc.’s Canadian-regulated electricity assets. We are also advising Manulife Financial Corporation regarding its $15 billion acquisition of John Hancock Financial Services Inc.

-	Scotia Capital acted as co-lead manager in a $1.2 billion refinancing for Shoppers Drug Mart Corporation that replaced existing bank debt with new bank facilities, medium term notes and commercial paper.

-	We strengthened our No. 2 position in Canada in equity underwriting. Our success is evidenced by recent transactions such as the sole lead underwriter mandate on Brookfield Properties Corporation’s $200 million preferred share issue. We also co-led Kinross Gold Corporation’s $213 million treasury offering of common shares and Cameco Corporation’s $230 million treasury offering of subordinated convertible debentures.

-	Scotia Capital continues to be the No. 1 Canadian bank in the U.S. syndicated lending market on a lead arranger basis, as reported by Loan Pricing Corporation. We were the senior managing agent in the US$7 billion leveraged buyout of Qwest Corporation’s yellow pages directory business by Dex Media Inc., sponsored by the Carlyle Group and Welsh Carson.

-	Scotia Capital participated in the largest ever European leveraged buyout, acting as joint lead arranger/underwriter and committing EUR250 million to the spin-off and sale of the Italian yellow pages directory business, Seat-Pagine Gialle SpA.

-	Scotia Capital received the most Top Written Report nominations and had 13 “All-Star” analyst rankings in the 2003 Brendan Wood International Canadian Institutional Equity Research, Sales and Trading Performance in Canada report.

International Banking

Full Year

International Banking net income was $669 million in 2003, a substantial improvement over the $125 million earned last year. Excluding the negative impact of foreign currency translation and the sale of Scotiabank Quilmes in Argentina last year, net income rose $88 million or 13%. International Banking’s earnings represented 27% of the Bank’s net income in 2003.

Caribbean and Central America contributed net income of $253 million this year, a 13% decrease from 2002. Earnings were negatively impacted by foreign currency translation as all Caribbean currencies depreciated relative to the Canadian dollar. In local currency, the region continued its steady growth of the past several years, including an 8% increase in assets and deposits accompanied by higher margins. This was offset by a rise in operating expenses as the Bank continued to invest heavily to support business growth. As well, loan losses rose modestly.

The earnings contribution from Latin America was $326 million in 2003, versus a loss of $262 million last year due to charges related to Argentina. Excluding the impact of foreign currency translation and the sale of Scotiabank Quilmes in Argentina last year, earnings rose substantially by $83 million or 30%. A major contributor to this growth was higher earnings from Scotiabank Inverlat in Mexico because of the acquisition of an additional 36% ownership interest during the year, and good underlying performance. Strong asset and deposit growth in Inverlat resulted in market share gains, accompanied by double-digit growth in other income and an improvement in the productivity ratio. Credit quality remained excellent with close to nil provisions for credit losses. In addition, improved results from Scotiabank Sud Americano in Chile and higher investment income added to Latin America’s contribution.

In Asia, earnings fell 8% year over year, as a result of foreign currency translation. Underlying results were up 1%, as underlying asset growth of 7% was partly offset by a lower interest spread.

“In International Banking, we have taken many of the Domestic Bank’s best practices in customer relationship management and applied them to our operations in the Caribbean and Central America, with positive results. In Latin America, we are instilling our customer focussed Scotiabank culture and values,” said Mr. Godsoe. “In Mexico our employees at Scotiabank Inverlat have embraced change, working as a cohesive team to turn the Bank into a market leader in customer service as well as in the development of a number of innovative retail lending products.”

Fourth Quarter

International Banking reported net income of $156 million this quarter, up $28 million or 22% from last year, but down $19 million from the third quarter of this year.

Earnings from the Caribbean and Central America were 18% lower than last year almost entirely from foreign currency translation. Underlying results in local currency were up 14%. Compared to the third quarter of 2003, this quarter’s earnings fell by $21 million because of an increase in loan losses and the timing of expenditures related to initiatives.

In Latin America, excluding the sale of Scotiabank Quilmes in Argentina last year, earnings rose over the fourth quarter of last year, reflecting the acquisition in 2003 of the 36% minority interest in Scotiabank Inverlat accompanied by strong business growth in Inverlat. This was partly mitigated by the foreign currency translation, particularly the 20% appreciation of the Canadian dollar against the Mexican peso year-over-year. Compared to last quarter, net income was flat as lower investment income was offset by provision reversals following the paydowns and reclassification of Argentine cross border loans.

In Asia, net income rose substantially compared to last year but fell slightly quarter over quarter. The increase from last year was primarily due to a combination of lower credit losses this quarter and higher fee income. Excluding the impact of foreign currency translation, asset volumes continued to grow, rising 4% from last year.

“We remain committed to our international growth strategy and we are convinced that it will deliver good returns in the years ahead,” said Mr. Godsoe. “Our long history of competing and running our broad, diverse, multinational network continue to be key strengths for us.”

Other International Banking highlights:

-	The Bank has offered to purchase the remaining 9% of Grupo Financiero Scotiabank Inverlat, presently held by non-controlling shareholders, at the same price per share as was paid for the 36% acquired in April 2003. It is expected that the transaction will be completed in the first half of 2004.

-	Scotiabank was named Best Bank for 2003 in the both Mexico and the Dominican Republic by Latin Finance, a leading magazine covering cross- border finance, business and investment in Latin America and the Caribbean.

-	Scotiabank was named Bank of the Year in Jamaica for 2003 by The Banker Magazine, the industry publication of the Financial Times of London.

-	In Mexico, Scotiabank Inverlat purchased a US$350 million portfolio of retail auto loans from the finance arm of a leading auto manufacturer.

-	We continued to expand our wealth management business with the rollout of mutual fund sales in Trinidad.

-	We continued to upgrade our technology, rolling out the International Banking Platform (IBP) in the Bahamas. The IBP provides “paperless banking” for customers and streamlines application processing, allowing staff to spend more time with customers and focus on sales and service.

Other

Other segments reported a net loss of $7 million in 2003, compared to net income of $150 million last year. The main reasons for the decline were an increase in non-controlling interest of $58 million following the issuance of additional Scotia BaTS securities (which is offset by a reduction in preferred share dividends), and expense recoveries of $66 million (before tax) in 2002 following the settlement of tax credits related to prior periods. As well, the earnings contribution from Group Treasury while still being good, was lower than in 2002 because of a decline in net interest income from lower levels of securities.

For the quarter, other segments reported net income of $19 million versus $50 million last year, which included the $66 million of expense recoveries.

Other Initiatives

Electronic Banking

-	Shell Canada and Scotiabank announced that Scotiabank-branded ABMs will be installed in up to 500 Shell retail gasoline convenience stores across Canada. This will expand Scotiabank’s domestic ABM network by 20% to more than 2,700 machines.

-	Scotiabank was rated No. 1 in Canada for our online banking service by Gomez Canada, a recognized evaluator of online financial services.

-	Scotia OnLine’s activated customer base grew to 1.1 million customers, up 29% year over year, and transaction volumes have grown at an even faster rate.

-	We continue to add new functionality to Scotia OnLine. Customers can now view three months of transaction history for their savings accounts, in addition to the current month’s transactions. They can also customize their home page and update phone and address information.

Community involvement

“Making a difference in the broader communities we serve, in Canada and some 50 countries around the world is another important goal for us,” said Mr. Godsoe. “Through donations and sponsorships this year we contributed $30 million and provided a diverse array of funding ranging from university scholarships and United Way campaigns to hospitals and theatre productions. Within their communities, individually and in groups, thousands of our employees are also pitching in to help local organizations through bake sales and raffles, walkathons and dances. We are especially proud to support their efforts.”

Other community involvement highlights:

-	The Bank’s birthplace, the city of Halifax, was hard hit by hurricane Juan on Sept. 28. As part of a Maritime Broadcasting System radiothon held Oct. 12, the Bank pledged $100,000 towards rebuilding the Halifax Public Gardens, a national historic site that suffered severe damage during the hurricane.

-	The Scotiabank Group donated $55,000 to support three different relief funds related to the late-summer forest fires in Alberta and British Columbia, and accepted donations to the funds through branches across Canada. Employees across Canada also raised money to help, including more than $74,000 during a spur-of-the-moment fund-raiser at a ScotiaMcLeod awards dinner in Toronto on Sept. 18.

-	The Robarts Research Institute in London, Ont., received $150,000 from Scotiabank in September. The institute, which does cell research into a variety of major diseases, will use the funds toward state-of-the- art microscopy that provides 3-D computer images of living cells in realtime. Scotiabank has donated $340,000 to Robarts since it opened in 1986.

-	Two world records were shattered - and more than $197,000 was raised for 32 recognized charities — at the 2003 Scotiabank Toronto Waterfront Marathon on Sept. 28. Some 6,000 competitors took part. Charities benefiting from the run included four official charities supported by the event: the Leukemia Research Fund of Canada, Rick Hansen Man in Motion, the White Ribbon Campaign and the Canadian Diabetes Association.

Employees and Human Resources

“Our continuing success speaks to the excellence of our Scotiabank Group team,” said Mr. Godsoe. “We value our employees’ strong work ethic, deep loyalty to the Bank and dedication to helping their customers, communities and each other, and we thank them for their outstanding contribution to our performance.”

Other employee highlights:

-	During the year, Scotiabank launched an internal global communications program focused on the theme of “One Team, One Goal,” as a way of helping our employees better understand the Bank’s goals, objectives, core purposes and strategies.

-	ViewPoint, Scotiabank’s global employee survey, revealed that, in 2003, overall employee satisfaction rose to 80 per cent, based on a record 88 per cent response rate from more than 40,000 employees in 30 participating countries.

Business Line Highlights

Domestic Banking

	For the three months ended			For the year ended

(Unaudited) ($ millions) (Taxable equivalent basis)(1)	October 31 2003	July 31 2003	October 31 2002	October 31 2003	October 31 2002

Net interest income	$ 878	$ 866	$ 859	$ 3,474	$ 3,405
Provision for
credit losses	(48)	(71)	(71)	(272)	(282)
Other income	406	399	449	1,528	1,599
Non-interest expenses	(844)	(778)	(711)	(3,076)	(2,953)
Provision for
income taxes	(128)	(144)	(179)	(560)	(627)

Net Income	$ 264	$ 272	$ 347	$ 1,094	$ 1,142

Average Assets
($ billions)	$ 105	$ 102	$ 96	$ 101	$ 93

Return on equity(5)	29.2%	30.8%	40.3%	30.9%	33.0%

Scotia Capital

	For the three months ended			For the year ended

(Unaudited) ($ millions) (Taxable equivalent basis)(1)	October 31 2003	July 31 2003	October 31 2002	October 31 2003	October 31 2002

Net interest income	$ 279	$ 315	$ 360	$ 1,249	$ 1,615
Provision for
credit losses	(22)	(132)	(366)	(549)	(1,247)
Other income	295	330	343	1,289	1,255
Non-interest expenses	(245)	(262)	(248)	(986)	(1,022)
Provision for
income taxes	(86)	(58)	(31)	(282)	(221)

Net Income	$ 221	$ 193	$ 58	$ 721	$ 380

Average Assets
($ billions)	$ 112	$ 116	$ 126	$ 119	$ 124

Return on equity(5)	18.5%	14.2%	3.1%	12.9%	6.4%

International Banking

	For the three months ended			For the year ended

(Unaudited) ($ millions) (Taxable equivalent basis)(1)	October 31 2003	July 31 2003	October 31 2002	October 31 2003	October 31 2002

Net interest income	$ 494	$ 506	$ 557	$ 2,028	$ 2,225
Provision for
credit losses	(45)	3	—	(73)	(523)
Other income	192	174	150	776	678
Non-interest expenses	(404)	(402)	(669)	(1,657)	(2,096)
Provision for
income taxes	(47)	(71)	140	(245)	(5)
Non-controlling interest
in net income of
subsidiaries	(34)	(35)	(50)	(160)	(154)

Net Income	$ 156	$ 175	$ 128	$ 669	$ 125	(3)

Average Assets
($ billions)	$ 49	$ 50	$ 55	$ 52	$ 58

Return on equity(5)	19.1%	21.7%	15.8%	20.7%	3.0	%(3)

Other(4)

	For the three months ended			For the year ended

(Unaudited) ($ millions) (Taxable equivalent basis)(1)	October 31 2003	July 31 2003	October 31 2002	October 31 2003	October 31 2002

Net interest income(2)	$(135)	$(132)	$(142)	$(601)	$(570)
Provision for
credit losses	(5)	—	8	1	23
Other income	114	106	77	422	410
Non-interest expenses	(1)	(11)	66	(12)	97
Provision for
income taxes(2)	79	57	63	303	252
Non-controlling interest
in net income of
subsidiaries	(33)	(34)	(22)	(120)	(62)

Net Income	$ 19	$(14)	$ 50	$ (7)	$ 150

Average Assets
( $billions)	$ 17	$ 16	$ 19	$ 17	$ 22

Total

	For the three months ended			For the year ended

(Unaudited) ($ millions)	October 31 2003	July 31 2003	October 31 2002	October 31 2003	October 31 2002

Net interest income	$ 1,516	$ 1,555	$ 1,634	$ 6,150	$ 6,675
Provision for
credit losses	(120)	(200)	(429)	(893)	(2,029)
Other income	1,007	1,009	1,019	4,015	3,942
Non-interest expenses	(1,494)	(1,453)	(1,562)	(5,731)	(5,974)
Provision for
income taxes	(182)	(216)	(7)	(784)	(601)
Non-controlling interest
in net income of
subsidiaries	(67)	(69)	(72)	(280)	(216)

Net Income	$ 660	$ 626	$ 583	$ 2,477	$ 1,797

Average Assets
($ billions)	$ 283	$ 284	$ 296	$ 289	$ 297

Return on equity(5)	18.6%	17.7%	16.5%	17.6%	13.0%

1)	The Bank, like many banks, analyzes revenues, net interest margin on total average assets and the productivity ratio on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities to an equivalent before-tax basis. In the presentation of business line results, the corresponding offset is made in the provision for income taxes.

Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. This use of TEB results in measures that are different from comparable GAAP measures and may not be the same as measures presented by other companies.

2)	Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended October 31, 2003 ($68), July 31, 2003 ($75), October 31, 2002 ($68), and for the year ended October 31, 2003 ($278), and October 31, 2002 ($268), to arrive at the amounts reported in the Consolidated Statement of Income.

3)	Excluding charges of $540 (after tax) related to Argentina, International Banking’s net income and return on equity for the year ended October 31, 2002, were $665 and 19.7%, respectively.

4)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

5)	For management and internal reporting purposes, the Bank allocates equity to its business lines using a methodology that considers credit, market and operational risk inherent in each business line. Return on equity is calculated based on the economic equity allocated to the business line. Economic equity is not a defined term under GAAP and accordingly, the resulting return on equity for each business line may not be comparable to those used by other financial institutions.

Geographic Highlights

	For the three months ended			For the year ended

(Unaudited)	October 31 2003	July 31 2003	October 31 2002	October 31 2003	October 31 2002

Net income ($ millions)
Canada	$ 379	$ 375	$ 404	$ 1,571	$ 1,622
United States	74	89	(43)	278	(143)
Other international	240	205	167	754	317
Corporate adjustments	(33)	(43)	55	(126)	1

	$ 660	$ 626	$ 583	$ 2,477	$ 1,797

Average Assets
($ billions)
Canada	$ 181	$ 177	$ 171	$ 176	$ 165
United States	27	32	40	34	44
Other international	72	71	80	75	83
Corporate adjustments	3	4	5	4	5

	$ 283	$ 284	$ 296	$ 289	$ 297

Consolidated Financial Statements

Consolidated Statement of Income

	For the three months ended			For the year ended

(Unaudited) ($ millions)	October 31 2003	July 31 2003	October 31 2002	October 31 2003	October 31 2002

Interest income
Loans	$ 2,339	$ 2,473	$ 2,909	$ 9,945	$ 10,708
Securities	654	718	734	2,859	3,087
Deposits with banks	100	111	137	442	573

	3,093	3,302	3,780	13,246	14,368

Interest expense
Deposits	1,211	1,294	1,354	5,222	5,519
Subordinated
debentures	26	26	45	139	203
Other	340	427	747	1,735	1,971

	1,577	1,747	2,146	7,096	7,693

Net interest income	1,516	1,555	1,634	6,150	6,675
Provision for
credit losses	120	200	429	893	2,029

Net interest income after
provision for
credit losses	1,396	1,355	1,205	5,257	4,646

Other income
Card revenues	58	49	69	204	280
Deposit and payment
services	148	153	144	593	556
Mutual funds	41	41	41	161	174
Investment management,
brokerage and trust
services	122	116	110	455	473
Credit fees	158	181	169	684	671
Trading revenues	107	101	95	501	439
Investment banking	165	195	144	673	592
Net gain (loss) on
investment securities	66	28	(16)	159	179
Securitization revenues	26	43	65	140	162
Other	116	102	198	445	416

	1,007	1,009	1,019	4,015	3,942

Net interest and
other income	2,403	2,364	2,224	9,272	8,588

Non-interest expenses
Salaries and staff
benefits	853	877	776	3,361	3,344
Premises and
technology	305	295	308	1,156	1,183
Communications	61	61	67	251	281
Advertising and
business development	55	48	57	199	208
Professional	40	30	43	141	136
Business and
capital taxes	33	38	22	144	168
Other	147	104	52	448	417
Loss on disposal of
subsidiary operations	—	—	237	31	237

	1,494	1,453	1,562	5,731	5,974

Income before the
undernoted	909	911	662	3,541	2,614
Provision for income taxes	182	216	7	784	601
Non-controlling interest
in net income of
subsidiaries	67	69	72	280	216

Net income	$ 660	$ 626	$ 583	$ 2,477	$ 1,797

Preferred dividends
paid and other	10	10	24	71	105

Net income available to
common shareholders	$ 650	$ 616	$ 559	$ 2,406	$ 1,692

Average number of
common shares
outstanding (thousands):
Basic	505,865	505,226	503,961	504,783	504,340
Diluted	514,170	513,750	510,932	512,869	512,752

Earnings per common share (in dollars):
Basic	$ 1.28	$ 1.22	$ 1.11	$ 4.76	$ 3.36
Diluted	$ 1.26	$ 1.20	$ 1.09	$ 4.69	$ 3.30

Consolidated Balance Sheet

	As at

(Unaudited) ($ millions)	October 31 2003	July 31 2003	October 31 2002

Assets
Cash resources
Cash and non-interest-bearing
deposits with banks	$ 1,373	$ 1,301	$ 1,664
Interest-bearing deposits with banks	17,111	15,776	16,582
Precious metals	2,097	2,188	2,027

	20,581	19,265	20,273

Securities
Investment	20,293	19,186	21,602
Trading	42,899	40,435	34,592

	63,192	59,621	56,194

Loans
Residential mortgages	61,646	59,189	56,295
Personal and credit cards	26,277	25,325	23,363
Business and governments	64,313	68,762	77,181
Securities purchased under
resale agreements	22,648	22,843	32,262

	174,884	176,119	189,101
Allowance for credit losses	3,217	3,498	3,430

	171,667	172,621	185,671

Other
Customers’ liability under acceptances	6,811	6,956	8,399
Land, buildings, and equipment	1,944	2,019	2,101
Trading derivatives’ market valuation	15,308	14,639	15,821
Goodwill	270	348	299
Other intangible assets	284	282	305
Other assets	5,835	6,409	7,317

	30,452	30,653	34,242

	$ 285,892	$ 282,160	$296,380

Liabilities and shareholders’ equity
Deposits
Personal	$ 76,431	$ 77,144	$ 75,558
Business and governments	93,541	90,398	93,830
Banks	22,700	22,742	26,230

	192,672	190,284	195,618

Other
Acceptances	6,811	6,956	8,399
Obligations related to securities
sold under repurchase agreements	28,686	27,904	31,881
Obligations related to securities
sold short	9,219	9,640	8,737
Trading derivatives’ market valuation	14,758	14,144	15,500
Other liabilities	14,145	13,463	15,678
Non-controlling interest in subsidiaries	2,326	2,335	1,912

	75,945	74,442	82,107

Subordinated debentures	2,661	2,701	3,878

Shareholders’ equity
Capital stock
Preferred shares	800	800	1,275
Common shares and contributed surplus	3,141	3,130	3,002
Retained earnings	11,747	11,393	10,398
Cumulative foreign currency translation	(1,074)	(590)	102

	14,614	14,733	14,777

	$ 285,892	$ 282,160	$296,380

Consolidated Statement of Changes in Shareholders’ Equity

	For the year ended

(Unaudited) ($ millions)	October 31 2003	October 31 2002

Preferred shares
Bank:
Balance at beginning of year	$ 1,025	$ 1,525
Redeemed	(475)	(500)

Balance at end of year	550	1,025
Scotia Mortgage Investment Corporation	250	250

Total	800	1,275

Common shares and contributed surplus Common shares:
Balance at beginning of year	3,002	2,920
Issued	163	101
Purchased for cancellation	(25)	(19)

Balance at end of year	3,140	3,002
Contributed surplus: Fair value of stock options	1	—

Total	3,141	3,002

Retained earnings
Balance at beginning of year	10,398	9,674
Cumulative effect of adoption of new
accounting standard for goodwill	—	(76)

	10,398	9,598
Net income	2,477	1,797
Dividends: Preferred	(52)	(105)
Common	(849)	(732)
Purchase of shares and premium on redemption	(220)	(154)
Other	(7)	(6)

Balance at end of year	11,747	10,398

Cumulative foreign currency translation
Balance at beginning of year	102	239
Net unrealized foreign exchange
translation gains/(losses)	(1,176)	(137)

Balance at end of year	(1,074)	102

Total shareholders’ equity at end of year	$ 14,614	$ 14,777

These consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2003. The accounting policies used in the preparation of these consolidated financial statements are consistent with the accounting policies used in the Bank’s audited consolidated financial statements for the year ended October 31, 2003.

Share Capital

(thousands of shares)	October 31, 2003

Preferred shares outstanding:
Series 11	9,993
Series 12	12,000
Class A preferred shares issued by Scotia
Mortgage Investment Corporation	250

Series 2000-1 trust securities issued by
BNS Capital Trust	500	(1)
Series 2002-1 trust securities issued by
Scotiabank Capital Trust	750	(1)
Series 2003-1 trust securities issued by
Scotiabank Capital Trust	750	(1)

Common shares outstanding	505,353

Outstanding options granted under the Stock
Option Plans to purchase common shares	23,841	(2)

(1)	Reported in non-controlling interest in subsidiaries in the Consolidated Balance Sheet.

(2)	Included are 6,375 stock options with tandem SAR features.

Further details are available in Note 13 and/or 14 of the Bank’s audited consolidated financial statements for the year ended October 31, 2003.

In January 2003, the Bank announced its intention to purchase up to 25 million common shares over the 12 months ending January 5, 2004, pursuant to a normal course issuer bid. During the year ended October 31, 2003, 4.1 million shares were purchased at an average price of $54.63.

On January 29, 2003, the Bank redeemed all of the Series 8 preferred shares at a price of $26 per share, which included a premium of $1 per share, for a total of $234 million.

On February 13, 2003, the Bank completed a third issue of Scotiabank Trust Securities in the amount of $750 million, which is included in non- controlling interest in subsidiaries in the Consolidated Balance Sheet.

On April 28, 2003, the Bank redeemed all of the Series 9 preferred shares at a price of $26 per share, which included a premium of $1 per share, for a total of $260 million.

Shareholder & Investor Information

Direct deposit service

Direct deposit service Shareholders may have dividends deposited directly into accounts held at financial institutions that are members of the Canadian Payments Association. To arrange direct deposit service, please write to the Transfer Agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the Transfer Agent.

Dividend dates for 2004

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
Jan. 6	Jan. 28
April 6	April 28
July 6	July 28
Oct. 5	Oct. 27

Duplicated communication

If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the Transfer Agent to combine the accounts.

World Wide website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and web broadcast

The conference call will take place on Tuesday, December 2, 2003 at 2:30 p.m. EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode by telephone, toll- free, at 1-800-814-4853 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentations, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session. Listeners are also invited to submit questions by e-mail, to investor.relations@scotiabank.com.

A telephone replay of the conference call will be available from December 2, 2003 to December 16, by calling (416) 640-1917 and entering the identification code 21024009 followed by the number sign. The archived audio webcast will be available on the Bank’s website for three months.

Annual Shareholders Meeting

The Bank’s 2004 Annual Meeting of Shareholders will be held at the Metro Toronto Convention Centre on Tuesday, March 2, 2004 at 10:00 a.m. (Eastern Standard Time). The record date for determining shareholders entitled to receive notice of the meeting will be the close of business on January 13, 2004.

Disclosure controls and procedures

The Board of Directors and the Audit Committee of Scotiabank reviewed this press release prior to its release today. The disclosure controls and procedures of Scotiabank support the ability of the Chairman and Chief Executive Officer and the Senior Executive Vice-President and Chief Financial Officer of Scotiabank to certify Scotiabank’s annual Consolidated Financial Statements and Scotiabank’s annual Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Forward-looking statements

This document includes forward-looking statements which are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These statements include comments with respect to our objectives, strategies, expected financial results (including those in the area of risk management), and our outlook for our businesses and for the Canadian, U.S. and global economies.

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. The Bank cautions readers not to place undue reliance on these statements, as a number of important factors could cause actual results to differ materially from the estimates and intentions expressed in such forward- looking statements. These factors include, but are not limited to, the economic and financial conditions in Canada and globally, fluctuations in interest rates and currency values, liquidity, regulatory developments in Canada and elsewhere, technological developments, consolidation in the Canadian financial services sector, competition, judicial and regulatory proceedings, the possible impact of international conflicts and other developments including terrorist acts and the war on terrorism, and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, financial condition or liquidity.

The Bank cautions that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank, investors and others should carefully consider the foregoing factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

General information

Information on your shareholdings and dividends may be obtained by writing to the Bank’s Transfer Agent:

Computershare Trust Company of Canada
100 University Ave., 9th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: (416) 981-9633; 1-800-663-9097
Fax: (416) 981-9507
E-mail: caregistryinfo@computershare.com

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank Scotia Plaza 44 King Street West, Toronto, Ontario, Canada M5H 1H1 Telephone: (416) 866-5982 Fax: (416) 866-7867 E-mail: investor.relations@scotiabank.com

For other information and for media inquiries, please contact the Public and Corporate Affairs Department at the above address.

Telephone: (416) 866-3925 Fax: (416) 866-4988 E-mail: corpaff@scotiabank.ca

The Bank of Nova Scotia is incorporated in Canada with limited liability.

Le Rapport annuel et les états financiers périodiques de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer le Service des relations publiques de la Banque Scotia, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Scotiabank is one of North America’s premier financial institutions and Canada’s most international bank. With approximately 48,000 employees, Scotiabank Group and its affiliates serve about 10 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking. With C$286 billion in assets (as at October 31, 2003), Scotiabank trades on the Toronto (BNS), New York (BNS) and London (BNV) Stock Exchanges. For more information please visit www.scotiabank.com.

-0- 12/02/2003
/For further information: Sabi Marwah, Senior Executive Vice-President and Chief Financial Officer, (416) 866-6808; Kevin Harraher, Vice-President, Investor Relations, (416) 866-5982; Diane Flanagan, Public Affairs, (416) 866-6806./
(BNS. BNS)